Exhibit 99.2
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF LINKTONE LTD.
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 7, 2005
The undersigned shareholder of LINKTONE LTD., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated August 5, 2005, and hereby appoints Raymond Lei Yang and Colin Sung or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on September 7, 2005 at 10:00 a.m., Shanghai time, at the Company’s principal executive offices at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:	Approve two Class I directors as named below for the term specified or until such director’s successor is elected and duly qualified:

Name	Class	Term

1. Mark Begert	I	Three (3) Years
2. David C. Wang	I	Three (3) Years

☐ FOR ALL NOMINEES	☐ AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).	☐ WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).

PROPOSAL NO. 2:	Ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of the Company for the fiscal year ending December 31, 2005.

☐ FOR	☐ AGAINST	☐ ABSTAIN
(Continued and to be dated and signed on reverse side)

PROPOSAL NO. 3:	Authorize the Company’s board of directors, in its discretion, to cause the Company to repurchase ordinary shares or American Depositary Shares representing ordinary shares of the Company from time to time and at any time through open-market transactions in the aggregate amount of up to US$15,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:	, 2005
SHAREHOLDER NAME:

Signature

Signature
This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this
proxy card back as soon as possible!